EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

	Successor	Predecessor II		Predecessor I
	Period	Period	Period	Period
	June 16,	February 1,	February 8,	February 1,
	2007 through	2007 through	2006 through	2006 through	Fiscal Years Ended January 31,
	January 31,	June 15,	January 31,	February 7,
	2008	2007	2007	2006	2006	2005	2004
Earnings:
Pretax income (loss) from continuing
operations before adjustment for
minority interests in consolidated
subsidiaries or income or loss from
equity investees	$(9,013)	$(1,581)	$(466)	$(6,740)	$15,926	$11,960	$162

Plus:
Fixed charges	16,115	10,307	26,176	368	17,398	14,537	15,362
Total earnings (loss), before fixed
charge addition	$7,102	$8,726	$25,710	$(6,372)	$33,324	$26,497	$15,524

Fixed charges:
Interest expensed and capitalized	$15,549	$9,991	$25,580	$336	$16,838	$13,882	$14,551

Plus:
Amortized premiums, discounts and
capitalized expenses related to
indebtedness	-	-	-	-	10	137	276

Estimate of the interest within rental
expense (1/3 of rent expense)	566	316	596	32	550	518	535

Total fixed charges	$16,115	$10,307	$26,176	$368	$17,398	$14,537	$15,362

Ratio of earnings to fixed charges(1)	.44	.85	.98	(17.32)	1.92	1.82	1.01

(1)

Fixed charges exceed earnings by $9,013, $1,581, $466 and $6,740 in the period June 16, 2007 through January 31, 2008, period February 1, 2007 through June 15, 2007, period February 8, 2006 through January 31, 2007 and period February 1, 2006 through February 7, 2006, respectively.